U.S. SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C. 20549

                                     FORM 12b-25

                             NOTIFICATION OF LATE FILING

                                     (Check One):

     [X] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [ ]Form 10-Q  [ ] Form N-SAR
     For Period Ended:   December 31, 1995
                         .....................................................
     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended: ........................................

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          Read Attached Instruction Sheet Before Preparing Form.  Please Print
     or Type.
          Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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          If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  Not applicable.

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                            PART I--REGISTRANT INFORMATION

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     Full Name of Registrant:      WARNER INSURANCE SERVICES, INC.
                                   ...........................................
     Former Name If Applicable:    Not Applicable.
                                   ...........................................
     Address of Principal Executive Office (Street and Number)

     18-01 Pollitt Drive,     Fair Lawn,         New Jersey        07410
     .........................................................................
                               City               State           Zip Code


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                           PART II--RULES 12b-25(b) AND (c)

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     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

          |         (a) The reasons described in reasonable detail in Part
          |    III of this form could not be eliminated without unreasonable
          |    effort or expense;
          |
          |         (b) The subject annual report, semi-annual report,
     [X]  |    transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or
          |    portion thereof will be filed on or before the fifteenth calendar
          |    day following the prescribed due date; or the subject quarterly
          |    report or transition report on Form 10-Q, or portion thereof will
          |    be filed on or before the fifth calendar day following the
          |    prescribed due date; and
          |
          |         (c) The accountant's statement or other exhibit required by
          |    Rule 12b-25(c) has been attached if applicable.

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                              PART III--NARRATIVE

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     State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-
     Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

          On March 4, 1996, Warner Insurance Services, Inc. (the "Registrant") announced a series of agreements relating to its former Insurance Services Division ("ISD") which resulted in the settlement and dismissal of lawsuits with certain affiliates of The Robert Plan Corporation and the release of the Registrant from continuing obligations under certain contracts for the provision of insurance services to ISD customers. As a part of the restructuring (the "Restructuring"), the Registrant transferred a predominant part of its ISD assets to MDA Services, Inc., a subsidiary of The Robert Plan Corporation, which has succeeded the Registrant as the servicing processor for the ISD customers. Because the Restructuring has impacted upon the Registrant's consolidated financial statements for the fiscal year ended December 31,1995, and because such impact is still in the process of being analyzed and finalized, the Registrant is unable to complete the Annual Report on Form 10-K, containing the consolidated financial statements of the Registrant, by March 31, 1996 without unreasonable effort or expense. The Registrant fully expects to complete the analysis of the Restructuring necessary to finalize the preparation of the Registrant's consolidated financial statements for the 1995 fiscal year such that the Registrant will be in a position to file the Form 10-K on or before the fifteenth calendar day following the prescribed due date for the Form 10-K.


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                              PART IV--OTHER INFORMATION

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          (1) Name and telephone number of person to contact in regard to this notification:

               Raul F. Calvo                 (201)     794-4800
     .........................................................................
                 (Name)                 (Area Code) (Telephone Number)

          (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                       [X] Yes         [ ] No

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                       [X] Yes         [ ] No

          If so: provide an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          It is anticipated that the results of operations for the three months ended December 31, 1995 will include a net operating loss in excess of $2 million compared with net operating loss of approximately $11.3 million for the same period of 1994. The net operating loss for the fiscal year ended December 31, 1995 is anticipated to be approximately $11 million compared with a net operating loss of approximately $14 million for the fiscal year ended December 31, 1994. The anticipated losses for the three months and fiscal year ended December 31, 1995 arose from losses in the Registrant's ISD business which was transferred during the first quarter of 1996 to a subsidiary of The Robert Plan Corporation. The Registrant's wholly-owned subsidiary, COVER-ALL Systems, Inc. anticipates a net loss of $3.5 million for the fiscal year ended December 31, 1995 compared with a net loss of approximately $7 million for the same period in 1994.

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                                      SIGNATURE
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               WARNER INSURANCE SERVICES, INC. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


     Dated:  March 29, 1996                  WARNER INSURANCE SERVICES, INC.


                                             By:    /s/ Raul F. Calvo
                                                -------------------------
                                                Name:  Raul F. Calvo
                                                Title: Vice President